

Mail Room 4561

May 8, 2018

Rongjie Dong
Chief Executive Officer
HUYA, Inc.
Building B-1, North Block of Wanda Plaza,
No. 79 Wanbo 2nd Road,
Panyu District, Guangzhou 511442
The People's Republic of China

> **Re:** **HUYA, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 1, 2018**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 7, 2018**
> **File No. 333-224202**

Dear Mr. Dong:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2018 letter.

Recent Developments, page 7

1. Please revise to provide an analysis of the statements of operations data and key metrics for the three months ended March 31, 2018, addressing how the trends compare to the historical results in Management's Discussion and Analysis of Financial Condition and Results of Operations and the cause for material trend dissimilarities. In this regard, you indicate that these results may not be indicative of future results. Ensure that you address how the growth rates compare to your historical results. In addition, disclose why only partial information is provided.

Summary Consolidated Financial Data

Summary Consolidated Balance Sheet Data, page 13

2.   In addition to the automatic conversion of such shares, it appears that the issuance and sale of 64,488,235 series B-2 preferred shares to Linen Investment Limited in March 2018 is also included in the "Pro forma as adjusted" amounts. Please revise to indicate that these amounts include the proceeds from such issuance and sale. Please make similar revisions throughout your filing to the explanation of the events reflected in pro forma as adjusted amounts.

Risk Factors

We rely on contractual arrangements with our PRC variable internet entity..., page 37

3.   We note your response to our prior comment 2. Please revise your disclosure to state that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the Company from pursuing claims under the United States federal securities laws.

Description of American Depositary Shares, page 179

4.   We note your response to our prior comment 4 where you state that "the provisions regarding arbitration only relate to claims arising out of or in connection with the contractual relationship created by the deposit agreement."   Please revise your disclosure to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. Additionally, please revise your disclosure here and in the risk factor section on page 57 to clarify that the deposit agreement does not relate to claims under the federal securities laws.

Notes to the Consolidated Financial Statements

Note 23. Subsequent events, page F-53

5.   You indicate in your discussion of recent developments on page 7 that net income for the three months ended March 31, 2018 includes RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to your preferred shares. In your discussion of the rights and privileges of your preferred shares upon the closing of the Tencent Transaction, please revise to disclose the financial effect. Refer to ASC 855-10-50-2.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director, Office of
Information Technologies and
Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP